Exhibit 4.6

PROMISSORY NOTE EXTENSION AGREEMENT

$90,000.00	October 9, 2017

This Promissory Note Extension Agreement, hereinafter referred to as “Extension Agreement,” entered into this Ninth day of October, 2017, by and between DERMAdoctor, LLC, a Missouri corporation (“Maker”), and Papillon Partners, Inc., a Missouri corporation, or its successors or assigns (“Holder”),

WHEREAS, Maker and Holder have entered into a Promissory Note dated July 17, 2017 for the amount of Ninety Thousand Dollars ($90,000), hereinafter referred to as the “Note”. The Note is due and payable on a date that is ninety (90) days from the original date of the Note.

WHEREAS, Maker and Holder desire to enter into this Extension Agreement in order to extend the date when all the outstanding principal and accrued and unpaid interest is due and payable to one hundred eighty (180) days from the original date of the Note.

NOW, THEREORE, it is duly agreed by both Maker and Holder to extend the due date of the Note to January 13, 2018.

All other provision of the original Note shall prevail unless otherwise written.

IN WITNESS WHEREOF, the undersigned Maker and Holder have duly executed this Extension Agreement, extending the due date of the Note as of the day and year first written above.

MAKER:

DERMAdoctor, LLC

By:	/s/ Audrey Kunin
Name:	Audrey Kunin
Title:	CEO

HOLDER:

Papillon Partners, Inc.

By:	/s/ Jeff Kunin
Name:	Jeff Kunin
Title:	Vice President